UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Kelly Strategic ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

7887 East Belleview Ave., Suite 1100
Denver, CO 80111

Telephone Number (including area code): (303) 499-1959

Name and address of agent for service of process:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

Copy to:
Eric Simanek
Sullivan & Worcester LLP
1666 K Street, NW
Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [ X ] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Denver and state of Colorado on the 3rd day of August, 2021.

Kelly Strategic ETF Trust

By: /s/ Kevin Kelly

Name: Kevin Kelly

Title: Sole Trustee

Attest: /s/ Krista Kelly

Name: Krista Kelly